                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                                 TBC CORPORATION
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   872180 10 4
                    ----------------------------------------
                                 (CUSIP Number)

                                 Not Applicable
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

                  Check the appropriate box to designate the rule
                  pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |_|      Rule 13d-1(c)
                  |X|      Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out
                  for a reporting person's initial filing on this form
                  with respect to the subject class of securities, and
                  for any subsequent amendment containing information
                  which would alter the disclosures provided in a prior
                  cover page.

                  The information required in the remainder of this cover
                  page shall not be deemed to be "filed" for the purpose
                  of Section 18 of the Securities Exchange Act of 1934
                  ("Act") or otherwise subject to the liabilities of that
                  section of the Act but shall be subject to all other
                  provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

                                       13G

CUSIP NO. 872180 10 4                                        Page 2 of 5 Pages
======================                                     ====================

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Marvin E. Bruce   S.S. ####-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             Not Applicable                         (a) ___
                                                    (b) ___

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

       NUMBER OF SHARES             5       SOLE VOTING POWER
       BENEFICIALLY OWNED
       BY EACH REPORTING                      1,642,801 shares of Common Stock
          PERSON WITH

                                    6       SHARED VOTING POWER

                                                 - 0 -

                                    7       SOLE DISPOSITIVE POWER

                                              1,642,801 shares of Common Stock

                                    8       SHARED DISPOSITIVE POWER

                                                     - 0 -

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,642,801 shares of Common Stock

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

             Not Applicable

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.8%

12      TYPE OF REPORTING PERSON*

             IN
==========  ==================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
------

                (a)   Name of Issuer:

                      TBC Corporation

                (b)   Address of Issuer's Principal Executive Offices:

                      4770 Hickory Hill Road
                      Memphis, Tennessee  38141

Item 2.
------

                (a)   Name of Person Filing:

                      Marvin E. Bruce

                (b)   Address of Principal Business Office or, if None, Residence:

                      3260 Habersham Road
                      Atlanta, Georgia 30305

                (c)   Citizenship:

                      United States of America

                (d)   Title of Class of Securities:

                      Common Stock

                (e)   CUSIP Number:

                      872180 10 4

Item 3.         Rules 13d-1(b) or 13d-2(b) Statement.
------          ------------------------------------

                Not applicable.

Item 4.         Ownership.
------          ---------

                The following information concerning ownership of Common Shares is given as of December 31, 2001:

       (a)      Amount Beneficially Owned:

                    8,358   Shares of Common Stock - directly owned

                1,594,735   Shares of Common Stock - owned by Marvin E. Bruce
                            Living Trust, Marvin E. Bruce,Trustee

                   39,708   Shares of Common Stock - presently exercisable
                ---------   options

                1,642,801     Total

       (b)      Percent of Class: 7.8%

       (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        1,642,801 Shares of Common Stock

                 (ii)   shared power to vote or to direct the vote:

                        -0-

                (iii)   sole power to dispose or to direct the disposition of:

                        1,642,801 Shares of Common Stock

                 (iv)   shared power to dispose or to direct the disposition of:

                        -0-

Item 5.         Ownership of Five Percent or Less of a Class.
------          --------------------------------------------

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
------          ---------------------------------------------------------------

                Not applicable.

Item 7.         Identification and Classification of the Subsidiary which
------          Acquired the Security Being Reported on by the Parent Holding
                Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.
------

                Not applicable.

Item 9.         Notice of Dissolution of Group.
------

                Not applicable.

Item 10.        Certification.
-------

                  Not applicable.

Signature.
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002               /s/ MARVIN E. BRUCE
                                    -----------------------------------
                                      MARVIN E. BRUCE